FILING PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: COMPUTER SCIENCES CORPORATION

SUBJECT COMPANY: DYNCORP (001-03879)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-102187)

The following press release was issued by Computer Sciences Corporation on February 10, 2003:

Contact:	Mike Dickerson	FOR IMMEDIATE RELEASE
	Sr. Manager, Corp. Communications	Moved on PR Newswire
	Corporate	February 10, 2003
310.615.1647
mdickers@csc.com

Bill Lackey
Director, Investor Relations
Corporate
310.615.1700
blackey3@csc.com

CSC ANNOUNCES DATE OF DYNCORP STOCKHOLDER MEETING
TO APPROVE MERGER

          EL SEGUNDO, Calif., Feb. 10 - Computer Sciences Corporation (NYSE: CSC) today announced that the registration statement relating to its proposed acquisition of DynCorp has been declared effective by the Securities and Exchange Commission, clearing the way for a DynCorp shareholder vote on the merger. The vote is scheduled to take place at a special stockholder meeting on March 7, 2003. The proxy statement for the meeting, which was included in the amended registration statement filed today, will be mailed to shareholders later this week.

          Founded in 1959, Computer Sciences Corporation is one of the world's leading information technology (IT) services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology.

          With nearly 64,000 employees, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting. Headquartered in El Segundo, Calif., CSC reported revenue of $11.3 billion for the 12 months ended Dec. 27, 2002. For more information, visit the company's Web site at www.csc.com.

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Computer Sciences Corporation - Page 2	February 10, 2003

          Computer Sciences Corporation filed a registration statement on Form S-4 (File No. 333-102187) with the Securities and Exchange Commission on December 24, 2002 containing a proxy statement/prospectus relating to the proposed merger with DynCorp pursuant to the Agreement and Plan of Merger, dated as of December 13, 2002, by and among Computer Sciences, Garden Acquisition LLC, and DynCorp, as amended as of February 7, 2003. The directors, certain executive officers and other employees and representatives of CSC may be deemed to be participants in the solicitation of proxies for the meeting of DynCorp shareholders relating to the proposed merger. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 10, 2003 CONTAINS IMPORTANT INFORMATION REGARDING SUCH POTENTIAL PARTICIPANTS, INCLUDING ANY DIRECT OR INDIRECT INTERESTS, AND OTHER IMPORTANT MATTERS THAT SHOULD BE READ BY DYNCORP STOCKHOLDERS BEFORE MAKING ANY DECISIONS REGARDING THE MERGER OR THE OTHER TRANSACTIONS DESCRIBED IN THE MERGER AGREEMENT. Copies of the proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC's Internet website at www.sec.gov as they become available. In addition, you may obtain the proxy statement/prospectus and the other documents filed by CSC with the SEC by requesting them in writing as they become available from Computer Sciences Corporation, 2100 East Grand Avenue, El Segundo, California 90245, Attention: Investor Relations, telephone: (310) 615-0311; e-mail: investorrelations@CSC.com.

          All statements and assumptions in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the current expectations and beliefs of Computer Sciences Corporation, but are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements. For a description of these factors, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations; Forward-Looking Statements" in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2002.

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